Biolase, Inc.

4 Cromwell

Irvine, California 92618

June 29, 2020

Mr. Christopher Edwards

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	BIOLASE, Inc. (the “Company”) Registration Statement on Form S-1 File No. 333-238914

Dear Mr. Edwards:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of the effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 5:00pm on July 1, 2020, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•

Should the Securities and Exchange Commission (the “Commission ”) or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, the Commission is not foreclosed from taking any action with respect to the Registration Statement;

•

The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•

The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to this matter, please contact Angela Dowd, Esq. of Loeb & Loeb LLP, the legal counsel of the Company, at (212) 407-4097.

[signature page follows]

Very truly yours,

BIOLASE, INC.

By:	/s/ John R. Beaver
	Name:	John R. Beaver
	Title:	Chief Financial Officer